Exhibit 99.1
Operating and Financial Review
DÜSSELDORF, GERMANY - February 3, 2026 – trivago N.V. (NASDAQ: TRVG) (the “Company”, “we,” “us,” “our,” or “trivago,”) announced financial results for the fourth quarter ended December 31, 2025.

Highlights:
•Total revenue grew 27% year-over-year to €120.0 million in the fourth quarter, driven by a 17% increase in Referral Revenue, which reached €109.4 million, compared to the same prior year period.
•Fourth consecutive quarter achieving double-digit year-over-year Referral Revenue growth, primarily driven by branded channel traffic1 growth across all trivago Core segments2.
•Net income for the fourth quarter was €14.5 million, partly driven by the release of an uncertain tax position of €8.8 million, while Adjusted EBITDA3 was €11.3 million.
•Full-year 2025 resulted in total revenue growth of 19% compared to the same prior year period, Net income of €11.2 million, and an Adjusted EBITDA of €15.8 million.
•In the first quarter of 2026, we expect to continue our double-digit year-over-year total revenue growth as well as improved profitability year-over-year.

"We're thrilled to share the results of an exceptional year 2025 and our fourth consecutive quarter with double‑digit year-over-year growth in Referral Revenue and higher‑than‑expected profitability. For the full year 2025, we exceeded both our top‑ and bottom‑line expectations, delivering 19% year‑over‑year total revenue growth and €15.8 million in Adjusted EBITDA. We closed the year with an exceptionally strong fourth quarter, achieving 27% year‑over‑year total revenue growth. Our long-term strategy is playing out, and we are confident that our brand and product flywheels can continue to drive growth and profitability. Our increased brand investments since mid-2023 are paying off. Branded channel traffic revenue growth has outpaced topline revenue growth significantly in the recent years. We are seeing compounding effects and sustained attractive return on incremental brand marketing spend," said Chief Executive Officer Johannes Thomas.

"We are excited to report that the fourth quarter of 2025 reflected our strong growth trajectory with a year-over-year total revenue growth of 27% despite FX related headwinds. Growth in the fourth quarter of 2025 was driven by double-digit Referral Revenue growth in all trivago Core segments, spearheaded by a 20% increase in Americas, driven by a strong response to our creatives. Although we are facing a tough year-over-year total revenue comparable in the first quarter of 2026, we are off to an encouraging start in line with our increased profitability targets. We believe cost discipline, a stable headcount achieved by leveraging AI, and compounding brand effects will be key on our way to increased profitability. For the full year of 2026, we expect double-digit percentage total revenue growth and an Adjusted EBITDA of at least €20 million,” said Chief Financial Officer Dr. Wolf Schmuhl.

1 Branded channel traffic refers to traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".
2 trivago Core segments refers to our three reportable segments: Americas, Developed Europe and Rest of World (RoW).
3 “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 18 to 19 herein for explanations and reconciliations of non-GAAP measures used.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended December 31,			Twelve months ended December 31,
	2025	2024	Δ Y/Y	2025	2024	Δ Y/Y
Total revenue	120.0	94.8	27%	548.9	460.8	19%
Referral Revenue [4]	109.4	93.5	17%	532.9	456.2	17%
Return on Advertising Spend	147.9%	162.9%	(15.0) ppts	128.4%	132.1%	(3.7) ppts
Net income/(loss)	14.5	5.1	n.m.	11.2	(23.7)	n.m.
Adjusted EBITDA	11.3	11.1	2%	15.8	10.2	55%
n.m. not meaningful

About trivago N.V.
trivago N.V. (NASDAQ: TRVG) is a leading global hotel search and price comparison platform and one of the most recognized travel brands in the world. When price savvy travelers are searching for a hotel, we want trivago to be the obvious choice. We aim to help travelers find the best place to stay and the best time to go. trivago aims to enable them to book with confidence, saving travelers valuable time and money. By leveraging cutting-edge technology, we seek to personalize and simplify the hotel search experience for millions of travelers every month. We provide access to more than 7.0 million hotels and other types of accommodation in over 190 countries.

Discussion of Results
The discussion of results should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended December 31, 2024. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review. The unaudited information included with this review is derived from our preliminary internal financial reports and is subject to revision based on the completion of our year-end processes necessary to finalize our audited financial statements as of and for the year ended December 31, 2025.

Recent Trends
Total revenues grew 27% year-over-year to €120.0 million in the fourth quarter, primarily driven by Referral Revenue4 growth of 17%, or €15.9 million, compared to the same prior year period. We observed increased branded channel traffic in all trivago Core segments in response to our continuous strategic marketing campaigns, which continue to resonate well with our target audience. Additionally, numerous AI-related product improvements enhanced our hotel search experience and led to an all-time high booking conversion rate, which positively impacted our profitability.

During the fourth quarter, we continued to further increase our Advertising Spend, which increased by 31% year-over-year, or €17.9 million, compared to the same period in 2024. Global ROAS decreased by 15.0 ppts to 147.9%, compared to the same prior year period due to our strong increases in brand marketing investments across all trivago Core segments. In addition, we tested additional branded marketing channels, which we anticipate to have further scaling potential going forward and are expected to mitigate risk through marketing channel diversification. The continued revenue growth observed this quarter confirms our brand strategy is working as effectively as planned.

4 Referral Revenue is presented after intersegment eliminations as presented on the unaudited condensed consolidated statements of operations as of December 31, 2025.

For the full year 2025, total revenues grew 19% year-over-year to €548.9 million, primarily driven by Referral Revenue of €532.9 million, which increased 17% compared to the full year 2024. Net income was €11.2 million and Adjusted EBITDA was €15.8 million, representing our ability to effectively scale our brand marketing strategy, while simultaneously growing our revenue baseline at profitable levels.

Outlook
Throughout 2026, we expect to improve profitability by continuing to scale brand marketing in our core markets at a more moderated pace than in 2025, benefiting from the compounding brand effects of our elevated investment levels in recent years. Additionally, we believe continued product improvements, an increasing number of logged-in members, and a seamless "Book & Go" user experience will further increase booking conversion and create retention. We expect that these initiatives, combined with strict cost discipline, will further drive our profitability.

We anticipate delivering double-digit year-over-year total revenue growth as well as improved profitability during the first quarter of 2026. For the full year 2026, we continue to expect double-digit year-over-year total revenue growth and an Adjusted EBITDA of at least €20 million.

Revenue, Advertising Spend, and Return of Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers, or when a user makes a booking on the advertiser's website ultimately from a referral from our platform. We call this our Referral Revenue.

Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW), collectively referred to as trivago Core segments. Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the fourth quarter of 2025, the most significant countries by revenue in that segment were Japan, Australia, Turkey, New Zealand and Poland. We have also determined that our trivago DEALS operating segment does not meet the quantitative thresholds of a separate reportable segment for the three and twelve months ended December 31, 2025.

We also earn revenue by providing travelers with online platforms for direct hotel booking services and offering our advertisers business-to-business (B2B) solutions including subscription fees for trivago Business Studio, which provides hotels with advanced data analytics and tools to enhance the accuracy, visibility, and performance of their listings on trivago. Additionally, we have agreements with certain hotel service providers and affiliates to receive consideration based on achievement of sales volume targets or gross transaction volume of affiliate services, respectively. These revenue streams, which include existing other revenue streams and revenue streams resulting from the acquisition of trivago DEALS, do not represent a significant portion of our total revenue.

Referral Revenue by Segment5 & Other Revenue (€ millions)

	Three months ended December 31,				Twelve months ended December 31,
	2025	2024	Δ €	Δ %	2025	2024	Δ €	Δ % Y/Y
Americas	€43.2	€36.0	€7.2	20%	€199.8	€173.6	€26.2	15%
Developed Europe	42.4	37.0	5.4	15%	220.7	192.1	28.6	15%
Rest of World	23.7	20.5	3.2	16%	112.5	90.5	22.0	24%
Total Referral Revenue	€109.4	€93.5	€15.9	17%	€532.9	€456.2	€76.7	17%
Other revenue	10.6	1.3	9.3	n.m.	16.0	4.7	11.3	n.m.
Total revenue	€120.0	€94.8	€25.2	27%	€548.9	€460.8	€88.1	19%
n.m. not meaningful
Note: Some figures may not add up due to rounding.
Referral Revenue
Referral Revenue increased by €15.9 million and €76.7 million during the three and twelve months ended months ended December 31, 2025, respectively, compared to the same periods in 2024. The increases in all trivago Core segments were primarily driven by growth from branded channel traffic in response to our continuous brand marketing investments, as well as growth from other marketing channels driven by improved booking conversion and higher traffic volumes. We continue to observe overall healthy bidding dynamics on our platform compared to the same periods in 2024, particularly in Americas. These increases were partly offset by the weakening of local currencies against the Euro.

Other Revenue
Other revenue increased by €9.3 million and €11.3 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024, primarily driven by revenues resulting from providing online hotel booking services through the acquisition of trivago DEALS in the third quarter of 2025. During the twelve months ended December 31, 2025, this was partly offset by the discontinuation of other B2B revenue sources in the middle of 2024.

5 Referral Revenue by Segment is presented after intersegment eliminations as presented on the unaudited condensed consolidated statements of operations as of December 31, 2025. Please refer to "Segment Revenue Reconciliation" on page 17 herein showing segment revenue before intercompany eliminations that is used for the calculation of ROAS Contribution and ROAS expressed as a percentage shown in the section "Return on Advertising Spend (ROAS)" below.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 33% and 34% during the three and twelve months ended December 31, 2025, respectively, compared to 35% and 37% in the same periods in 2024. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 38% and 40% during the three and twelve months ended December 31, 2025, respectively, compared to 39% in the same periods in 2024.

Advertising Spend
Advertising Spend is used in the calculation of our primary operating metrics for trivago Core segments as further described in the "Return on Advertising Spend (ROAS)" section below. It is included in selling and marketing expense and consists of fees that we pay for our various marketing channels including TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement for our trivago Core segments. Other expenses not related to trivago Core segments' Advertising Spend are included in the "Selling and Marketing" section below.

(in € millions)	Three months ended December 31,				Twelve months ended December 31,
	2025	2024	Δ €	Δ %	2025	2024	Δ €	Δ % Y/Y
Americas	€32.4	€22.6	€9.8	43%	€165.8	€136.4	€29.4	22%
Developed Europe	24.8	21.0	3.8	18%	159.5	136.3	23.2	17%
Rest of World	18.1	13.8	4.3	31%	92.9	72.7	20.2	28%
Total Advertising Spend	€75.3	€57.4	€17.9	31%	€418.2	€345.4	€72.8	21%
Advertising Spend increased by €17.9 million and €72.8 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024, primarily driven by continuous increases in brand marketing investments across all trivago Core segments aimed at increasing the volume of direct traffic to our platforms.

Return on Advertising Spend (ROAS)
Our chief operating decision makers ("CODMs") manage our business and evaluate the operating performance for our trivago Core segments using our primary metrics: Return on Advertising Spend ("ROAS") Contribution and ROAS expressed as a percentage. Both metrics use Referral Revenue before intersegment eliminations from our trivago DEALS operating segment as a basis for the calculation, in line with how our CODMs manage the business. For further details, see "Segment Revenue Reconciliation" below. ROAS Contribution is the difference between Referral Revenue before intersegment eliminations and Advertising Spend. ROAS expressed as a percentage is the ratio of Referral Revenue before intersegment eliminations to Advertising Spend. We believe that both are indicators of the efficiency of our advertising.

	Three months ended December 31,
	ROAS Contribution (in € millions)			ROAS (in %)
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€12.1	€13.5	€(1.4)	137.5%	159.6%	(22.1) ppts
Developed Europe	18.3	16.0	2.3	173.8%	176.0%	(2.2) ppts
Rest of World	5.6	6.7	(1.1)	131.0%	148.3%	(17.3) ppts
Global	€36.0	€36.1	€(0.1)	147.9%	162.9%	(15.0) ppts
Note: Some figures may not add up due to rounding.

	Twelve months ended December 31,
	ROAS Contribution (in € millions)			ROAS (in %)
	2025	2024	Δ €	2025	2024	Δ ppts
Americas	€36.7	€37.2	€(0.5)	122.2%	127.3%	(5.1) ppts
Developed Europe	62.2	55.8	6.4	139.0%	140.9%	(1.9) ppts
Rest of World	19.7	17.8	1.9	121.2%	124.5%	(3.3) ppts
Global	€118.6	€110.8	€7.8	128.4%	132.1%	(3.7) ppts

Global ROAS decreased by 15.0 ppts and 3.7 ppts during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024, mainly due to continuous increases in brand marketing investments across all trivago Core segments with the intention of increasing the volume of direct traffic to our platforms in the long term. This was partly offset by improved performance marketing efficiency across all trivago Core segments. During the three months ended December 31, 2025, the testing of additional branded marketing channels further contributed to the increased Advertising Spend and lower ROAS, particularly in Americas and Rest of World.

Expenses
Expenses by Cost Category (€ millions)

	Three months ended December 31,				As a % of Revenue
	2025	2024	Δ €	Δ %	2025	2024
Cost of revenue	€5.7	€2.7	€3.0	111%	5%	3%
Selling and marketing	83.3	63.6	19.7	31%	69%	67%
Advertising Spend	75.3	57.4	17.9	31%	63%	61%
Other selling and marketing	8.0	6.2	1.8	29%	7%	7%
Technology and content	13.0	12.5	0.5	4%	11%	13%
General and administrative	9.6	8.1	1.5	19%	8%	9%
Amortization of intangible assets	1.3	—	1.3	0%	1%	0%
Impairment of intangible assets and goodwill	—	0.1	(0.1)	(100)%	0%	0%
Total costs and expenses	€113.0	€87.0	€26.0	30%	94%	92%
Note: Some figures may not add up due to rounding.

	Twelve months ended December 31,				As a % of Revenue
	2025	2024	Δ €	Δ %	2025	2024
Cost of revenue	€15.1	€11.3	€3.8	34%	3%	2%
Selling and marketing	445.6	368.2	77.4	21%	81%	80%
Advertising Spend	418.2	345.4	72.8	21%	76%	75%
Other selling and marketing	27.4	22.8	4.6	20%	5%	5%
Technology and content	51.3	50.2	1.1	2%	9%	11%
General and administrative	33.6	33.1	0.5	2%	6%	7%
Amortization of intangible assets	1.8	0.0	1.8	0%	0%	0%
Impairment of intangible assets and goodwill	—	30.1	(30.1)	(100)%	0%	7%
Total costs and expenses	€547.4	€493.0	€54.4	11%	100%	107%
Note: Some figures may not add up due to rounding.

Cost of Revenue
Cost of revenue increased by €3.0 million and €3.8 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024, primarily due to transaction processing and verification costs and customer support-related costs resulting from our acquisition of trivago DEALS. This was partly offset by a decrease in certain IT service provider costs that are closely related to revenue generation.

Selling and Marketing
Selling and marketing expense increased by €19.7 million and €77.4 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024. Of the total selling and marketing expenses, Advertising Spend represented 90% for the three months and 94% for twelve months ended December 31, 2025. See "Advertising Spend" above for further details.

Other selling and marketing expense increased by €1.8 million and €4.6 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024. The increases were driven by traffic acquisition costs and third-party customer service-related expenses resulting from our acquisition of trivago DEALS, increased costs to market our platform to new hoteliers, higher personnel costs, and higher digital services taxes. These were partly offset by lower share-based compensation expense. Personnel costs increased primarily from higher headcount combined with a higher compensation base due to our annual salary review process in the trivago Core segments, and additional compensation expense from the trivago DEALS acquisition.

The increase in the twelve months ended December 31, 2025 was further driven by higher television advertisement production costs incurred in the second quarter in conjunction with our brand advertising campaigns. The increases in this period were partly offset by the non-recurrence of the recognition of retroactive Canadian digital services taxes in the second quarter of 2024, as well as lower marketing expenses due to the end of our long-term sponsorship agreement in June 2024.

Technology and Content
Technology and content expense increased by €0.5 million and €1.1 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024. The increases were primarily due to higher compensation expense in the trivago Core segments resulting mostly from higher headcount combined with a higher compensation base due to our annual salary review process, and additional compensation expense from the trivago DEALS acquisition. The increases were further driven by additional IT-related third party service provider costs resulting from the trivago DEALS acquisition, and the non-recurrence of tax credits received from the German tax authorities in the fourth quarter of 2024. The increase in the twelve months was further driven by headcount-based allocated office repair costs incurred in the first quarter of 2025.

The increases in both periods were partly offset by lower cloud and IT-related service provider costs that were not closely related to revenue generation, including the non-recurrence of a one-time fee paid in the fourth quarter of 2024 related to a contract amendment. Higher capitalization of our developers' salaries and lower share-based compensation expense, compared to the same periods in 2024, further offset the increases in the three and twelve months ended December 31, 2025.

General and Administrative
General and administrative expense increased by €1.5 million and €0.5 million during the three and twelve months ended December 31, 2025, respectively, compared to the same periods in 2024. The increases were primarily driven by higher personnel costs, additional compensation expense from the trivago DEALS acquisition, and higher legal expenses.

The increase in the twelve months was further driven by costs related to the acquisition of the remaining equity interest in trivago DEALS in the third quarter of 2025. The increases in this period were partly offset by the release of prior-year accruals and lower consulting costs related to changes in the executive leadership.

Amortization of Intangible Assets
Amortization of intangible assets was €1.3 million and €1.8 million during the three and twelve months ended December 31, 2025, respectively, primarily attributable to trivago DEALS intangible assets acquired in the third quarter of 2025.

Income Taxes, Net Income/(loss) and Adjusted EBITDA (€ millions)

	Three months ended December 31,			Twelve months ended December 31,
	2025	2024	Δ €	2025	2024	Δ €
Operating income/(loss)	€7.0	€7.8	€(0.8)	€1.5	€(32.2)	€33.7
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.0)	(0.0)	0.0
Interest income	0.7	0.8	(0.1)	2.5	3.6	(1.1)
Other income/(expense), net	0.1	(0.0)	0.1	4.1	0.4	3.7
Total other income, net	€0.8	€0.8	€—	€6.5	€3.9	€2.6

Income/(loss) before income taxes	7.8	8.7	(0.9)	8.0	(28.2)	36.2
Expense/(benefit) for income taxes	(6.8)	2.8	(9.6)	(5.4)	(6.3)	0.9
Income/(loss) before equity method investments	€14.5	€5.8	€8.7	€13.4	€(22.0)	€35.4
Loss from equity method investments	(0.0)	(0.8)	0.8	(2.2)	(1.7)	(0.5)
Net income/(loss)	€14.5	€5.1	€9.4	€11.2	€(23.7)	€34.9

Adjusted EBITDA	€11.3	€11.1	€0.2	€15.8	€10.2	€5.6
Note: Some figures may not add up due to rounding.

Net Other Income
Net other income of €4.1 million during the twelve months ended December 31, 2025 was primarily driven by a €3.2 million gain from revaluing our previous equity interest in trivago DEALS and derecognition of the share purchase option upon completing the acquisition in the third quarter of 2025. Additionally, an intangible asset acquired through the weekengo GmbH acquisition was sold in the third quarter of 2025 for a gain of €0.2 million.

Income Taxes
Income tax benefit was €6.8 million during the three months ended December 31, 2025 compared to tax expense of €2.8 million in the same period in 2024. The total weighted-average tax rate for the three months ended December 31, 2025 was 30.3%, which primarily reflects the German statutory tax rate of approximately 31.2%. Our effective tax rate for the three months ended December 31, 2025 was (87.3)%, compared to 32.9% in the same period in 2024. The change in the effective tax rate between these periods is primarily related to the release of the uncertain tax position. Following the completion of the audit of the tax returns for trivago N.V. from 2019 through 2022, the uncertain tax position for unrecognized tax benefits related to the deductibility of expenses was eliminated. The related accrual of €8.8 million was released in full from accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheet as of December 31, 2025.

Income tax benefit was €5.4 million during the twelve months ended December 31, 2025, compared to a benefit of €6.3 million in the same period in 2024. Our effective tax rate for the twelve months ended December 31, 2025 was (66.7)%, compared to 22.1% in the same period in 2024. The change in the effective tax rate during the twelve months ended December 31, 2025 compared to the same period in 2024 is primarily related to the release of the uncertain tax position as further described above and the tax benefit from the revaluation of deferred tax liabilities due to the German tax rate changes beginning in fiscal year 2028.

The difference between the weighted average tax rates and the effective tax rates for the three and twelve months ended December 31, 2025 is primarily due to the reversal of the previously recorded uncertain tax position as further described above and the tax benefit from the revaluation of deferred tax liabilities due to the German tax rate changes beginning in fiscal year 2028. These were slightly offset by the non-tax-deductible share-based compensation expense.

Net Income/(Loss) and Adjusted EBITDA
Net income was €14.5 million and €11.2 million during the three and twelve months ended December 31, 2025, respectively, primarily driven by favorable returns on our brand advertising investments, particularly during the second half of the year. Additionally, the uncertain tax position related to the deductibility of expenses of €8.8 million was released in the fourth quarter of 2025. The €3.2 million gain as described in the "Net Other Income" section above further contributed to net income in the twelve months ended December 31, 2025.

Adjusted EBITDA was €11.3 million and €15.8 million during the three and twelve months ended December 31, 2025, respectively, primarily driven by a favorable return on our brand advertising investments, particularly during the second half of the year.

Balance Sheet and Cash Flows
Total cash, cash equivalents and restricted cash were €131.1 million as of December 31, 2025, compared to €134.1 million as of December 31, 2024. The decrease of €3.0 million during the twelve months ended December 31, 2025, was mainly driven by €9.2 million cash used in investing activities and €1.3 million cash used in financing activities, partly offset by €7.7 million cash provided by operating activities.

Cash used in investing activities during the twelve months ended December 31, 2025, was primarily driven by the net cash used in the acquisition of the remaining equity interest in trivago DEALS of €15.0 million in the third quarter of 2025, and capital expenditures, including internal-use software and website development of €4.5 million. These were partly offset by proceeds from sales and maturities of short-term investments of €11.2 million.

Cash used in financing activities during the twelve months ended December 31, 2025, was primarily driven by €1.2 million of payments of withholding taxes on net share settlements of equity awards.

Cash provided by operating activities during the twelve months ended December 31, 2025, was primarily driven by net income of €11.2 million, adjusted by non-cash items including share based compensation of €7.8 million, depreciation of €4.1 million, and deferred income taxes of €3.3 million.

Positive effects from net income were partly offset by an increase in net working capital of €12.0 million reflecting net cash outflows from changes in operating assets and liabilities. This increase was primarily driven by a decrease in advances from travelers, a new line item added after the trivago DEALS acquisition, of €10.4 million in line with the seasonal decrease in bookings in the fourth quarter, an increase in accounts receivable of €9.4 million resulting from higher revenues in the fourth quarter of 2025 compared to the fourth quarter of 2024, and a decrease in other changes in operating assets and liabilities of €8.0 million mainly due to the release of the uncertain tax position this quarter further described in "Income Taxes". These were partly offset by an increase in accounts payable of €5.3 million resulting from higher Advertising Spend in the fourth quarter of 2025 compared to the fourth quarter of 2024, a decrease in prepaid expense and other assets of €3.8 million due to differences in the timing of prepayment of certain prepaid expenses, and an increase in taxes payable of €5.3 million.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of December 31, 2025	As of December 31, 2024
Current assets:
Cash and cash equivalents	€130,936	€133,745
Restricted cash	135	342
Accounts receivable, net of allowance for credit losses of €838 and €958, respectively	42,680	25,652
Accounts receivable, related party	21,786	21,259
Short-term investments	11,876	—
Tax receivable	307	2,815
Prepaid expenses and other current assets	6,369	6,458
Total current assets	214,089	190,271

Property and equipment, net	8,810	8,210
Operating lease right-of-use assets	37,631	39,865
Deferred income taxes	2,438	—
Equity method investments	4,877	13,170
Investments and other assets	2,636	3,856
Intangible assets, net	74,171	45,345
Goodwill	13,797	—
TOTAL ASSETS	€358,449	€300,717

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€34,142	€24,668
Income taxes payable	6,867	1,613
Deferred revenue	3,927	1,041
Payroll liabilities	4,042	2,327
Accrued expenses and other current liabilities	10,504	17,667
Advances from travelers	34,535	—
Operating lease liability	2,486	2,363
Total current liabilities	96,503	49,679

Operating lease liability	33,856	36,070
Deferred income taxes	14,190	16,798
Other long-term liabilities	601	565

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized, 115,621,475 and 114,059,630 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	6,937	6,843
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively	142,486	142,486
Reserves	692,845	687,232
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	(966)	267
Accumulated deficit	(750,310)	(761,530)
Total stockholders' equity	213,299	197,605
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€358,449	€300,717

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Revenue	€83,375	€60,640	€361,588	€287,929
Revenue from related party	36,585	34,135	187,324	172,920
Total revenue	119,960	94,775	548,912	460,849

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	5,726	2,674	15,095	11,266
Selling and marketing, including related party (1)(3)	83,312	63,617	445,578	368,249
Technology and content, including related party (1)(2)(3)	13,030	12,463	51,346	50,217
General and administrative, including related party (1)(3)	9,620	8,052	33,571	33,097
Amortization of intangible assets (2)	1,302	—	1,792	23
Impairment of intangible assets and goodwill	—	148	—	30,148
Operating income/(loss)	6,970	7,821	1,530	(32,151)

Other income/(expense)
Interest expense	(24)	(4)	(41)	(17)
Interest income	679	849	2,462	3,559
Other income/(expense), net	134	(11)	4,079	362
Total other income, net	789	834	6,500	3,904

Income/(loss) before income taxes	7,759	8,655	8,030	(28,247)
Expense/(benefit) for income taxes	(6,772)	2,845	(5,356)	(6,254)
Income/(loss) before equity method investments	14,531	5,810	13,386	(21,993)
Loss from equity method investments	(41)	(751)	(2,166)	(1,705)
Net income/(loss)	€14,490	€5,059	€11,220	€(23,698)

Earnings per share available to common stockholders:
Basic	€0.04	€0.01	€0.03	€(0.07)
Diluted	0.04	0.01	0.03	(0.07)
Shares used in computing earnings per share:
Basic	352,293	350,324	352,297	349,622
Diluted	356,557	351,018	357,589	349,622

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
(1) Includes share-based compensation as follows:
Cost of revenue	€28	€31	€118	€121
Selling and marketing	130	592	531	939
Technology and content	215	320	972	1,322
General and administrative	1,544	1,691	6,211	6,069

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€820	€791	€3,158	€3,185
Amortization of acquired technology and other assets included in amortization of intangible assets	1,302	—	1,792	23

(3) Includes related party expense as follows:
Selling and marketing	€12	€7	€112	€33
Technology and content	253	604	1,542	1,726
General and administrative	24	12	76	55

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Operating activities:
Net income/(loss)	€14,490	€5,059	€11,220	€(23,698)
Adjustments to reconcile net loss to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,089	462	4,140	3,725
Goodwill and intangible assets impairment loss	—	148	—	30,148
Share-based compensation	1,917	2,634	7,832	8,451
Deferred income taxes	(1,356)	157	(3,304)	(9,751)
Gain on step acquisition	—	—	(3,246)	—
Other, net	1,240	860	3,107	1,455
Changes in operating assets and liabilities:
Accounts receivable, including related party	18,910	20,767	(9,421)	(4,305)
Prepaid expenses and other assets	360	(1,807)	3,765	5,585
Accounts payable	(3,775)	(1,203)	5,296	6,898
Taxes payable/receivable, net	3,129	2,348	6,744	4,504
Advances from travelers	(7,533)	—	(10,425)	—
Other changes in operating assets and liabilities, net	(9,122)	(2,490)	(7,977)	(2,762)
Net cash provided by operating activities	€19,349	€26,935	€7,731	€20,250

Investing activities:
Purchase of investments	(1,290)	—	(2,240)	—
Proceeds from sales and maturities of investments	7,831	—	11,240	25,225
Business acquisition, net of cash acquired	—	—	(14,986)	—
Capital expenditures, including internal-use software and website development	(1,203)	(698)	(4,512)	(2,800)
Proceeds from receipt of tax credits	—	—	1,020	—
Investment in equity-method investee	—	—	—	(10,211)
Other investing activities, net	3	2	252	6
Net cash provided by/(used in) investing activities	€5,341	€(696)	€(9,226)	€12,220

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(241)	(96)	(1,173)	(699)
Other financing activities, net	(24)	(19)	(92)	(75)
Net cash used in financing activities	€(265)	€(115)	€(1,265)	€(774)

Effect of exchange rate changes on cash	306	33	(256)	202
Net increase/(decrease) in cash, cash equivalents and restricted cash	€24,731	€26,157	€(3,016)	€31,898
Cash, cash equivalents and restricted cash at beginning of the period	106,340	107,930	134,087	102,189
Cash, cash equivalents and restricted cash at end of the period	€131,071	€134,087	€131,071	€134,087

Supplemental cash flow information:
Cash received for interest	€720	€902	€2,488	€3,571
Cash paid for taxes, net of (refunds)	260	(79)	268	(1,518)
Non-cash investing and financing activities:
Receipt of tax credits	—	1,020	—	1,020

Earnings Per Share and Ownership of the Company
Basic and diluted earnings per share of common stock are computed by dividing net income/(loss) by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Numerator (€ thousands)
Net income/(loss)	€14,490	€5,059	€11,220	€(23,698)

Denominator (in thousands)
Weighted average number of common shares:
Basic	352,293	350,324	352,297	349,622
Diluted	356,557	351,018	357,589	349,622

Net income/(loss) per share:
Basic (1)	€0.04	€0.01	€0.03	€(0.07)
Diluted (2)	€0.04	€0.01	€0.03	€(0.07)
(1) Basic net income/(loss) per common share is computed by dividing net income/(loss) by basic weighted average common shares outstanding.
(2) Diluted net income/(loss) per common share is computed by dividing net income/(loss) by the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income/(loss) per common share for the twelve-month period ended December 31, 2024 does not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of December 31, 2025 is as follows:

	Class A shares	Class B shares	Total
Number of shares	115,621,475	237,476,895	353,098,370
Shares in %	33%	67%	100%

Segment Revenue Reconciliation (€ millions)

	Three months ended December 31,
	Referral Revenue from external customers, including related party		Intersegment Referral Revenue		Total Segment Revenue
	2025	2024	2025	2024	2025	2024
Americas	€43.2	€36.0	€1.3	€—	€44.5	€36.0
Developed Europe	42.4	37.0	0.6	—	43.0	37.0
Rest of World	23.7	20.5	0.1	—	23.8	20.5

	Twelve months ended December 31,
	Referral Revenue from external customers, including related party		Intersegment Referral Revenue		Total Segment Revenue
	2025	2024	2025	2024	2025	2024
Americas	€199.8	€173.6	€2.8	€—	€202.5	€173.6
Developed Europe	220.7	192.1	1.0	—	221.7	192.1
Rest of World	112.5	90.5	0.1	—	112.6	90.5

Note: Some figures may not add up due to rounding.

Notes & Definitions:
Definitions of Non-GAAP Measures
Adjusted EBITDA:
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP").

We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investments,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains/(losses) on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, acquisition and integration costs, and significant legal settlements and court-ordered penalties.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present these non-GAAP financial measures because they are used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

We periodically provide an Adjusted EBITDA outlook. We are, however, unable to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably or reliably predicted or are not in our control, including, in particular, the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Net income/(loss)	€14.5	€5.1	€11.2	€(23.7)
Loss from equity method investments	(0.0)	(0.8)	(2.2)	(1.7)
Income/(loss) before equity method investments	€14.5	€5.8	€13.4	€(22.0)
Expense/(benefit) for income taxes	(6.8)	2.8	(5.4)	(6.3)
Income/(loss) before income taxes	€7.8	€8.7	€8.0	€(28.2)
Add/(less):
Interest expense	(0.0)	0.0	0.0	0.0
Interest income	(0.7)	(0.8)	(2.5)	(3.6)
Other income/(expense), net	(0.1)	0.0	(4.1)	(0.4)
Operating income/(loss)	€7.0	€7.8	€1.5	€(32.2)
Depreciation of property and equipment and amortization of intangible assets	2.4	0.5	5.9	3.7
Impairment of, and gains and losses on disposals of, property and equipment	(0.0)	—	(0.0)	—
Impairment of intangible assets and goodwill	—	0.1	—	30.1
Share-based compensation	1.9	2.6	7.8	8.5
Certain other items, including restructuring, acquisition and integration costs, significant legal settlements and court-ordered penalties (1)	0.1	0.0	0.6	0.0
Adjusted EBITDA	€11.3	€11.1	€15.8	€10.2
Note: Some figures may not add up due to rounding.
(1) In completing the acquisition of trivago DEALS, we incurred total transaction costs of €1.5 million, of which €0.9 million was capitalized in 2024 as part of our initial equity method investment and thus did not impact reported Adjusted EBITDA in that period. Upon completing the acquisition and integration in 2025, €0.6 million of acquisition costs were additionally expensed. A Step Acquisition Gain of €3.2 million was also recorded in net other income from remeasuring our initial investment in Holisto to fair value and derecognition of the share purchase option. As both the acquisition costs and the Step Acquisition Gain are non-recurring items directly related to the acquisition, both have been excluded from Adjusted EBITDA to better reflect normalized operating results.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income/(loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or (CPC), bidding or cost-per-acquisition (CPA) strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets and goodwill;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the ongoing military conflict between Russia and Ukraine, the ongoing conflicts affecting the Middle Eastern region, potential changes in U.S. tariff policy and other countries' responses thereto, or other developments resulting in heightened cross-border controls;
•increasing competition in our industry;
•our ability to innovate, integrate, and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the potential operating difficulties and other harmful consequences from the integration of acquired assets and businesses;
•acquisitions may not achieve anticipated strategic or financial benefits, may involve unanticipated costs or liabilities, may result in goodwill or intangible asset impairments, or may divert management attention from other priorities;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as such risks and uncertainties may be updated from time to time to reflect material geopolitical, economic, and regulatory developments. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.